Exhibit 12.1

Avaya Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

	Predecessor				Successor
	Year ended September 30,			October 1, 2007 through October 26, 2007	October 27, 2007 through September 30, 2008	Year ended September 30, 2009
Dollars in millions	2005	2006	2007
Computation of fixed charges
Interest on debt obligation	$19	$1	$1	$—	$360	$387
Amortization of debt issuance costs	—	2	—	—	17	22
Portion of rent expense representative of interest(1)	45	39	43	3	39	38

Total fixed charges	$64	$42	$44	$3	$416	$447

Computation of earnings
Income (loss) from continuing operations before income taxes and adjustment of minority interest	$251	$284	$308	$(112)	$(1,489)	$(815)
Minority interest in earnings	(5)	—	(3)	—	(2)	(2)

Income (loss) from continuing operations before income taxes	247	284	305	(112)	(1,491)	(817)
Income from equity method investments	—	—	—	—	—	—
Fixed charges	64	42	44	3	416	447

Total earnings	$311	$326	$349	$(109)	$(1,075)	$(370)

Ratio of earnings to fixed charges	4.9	7.8	7.9	*	*	*

(1)	Imputed interest on operating leases is estimated to be approximately one-third of rent expense.
*	Earnings for the periods October 1, 2007 through October 26, 2007, October 27, 2007 through September 30, 2008 and fiscal 2009 were inadequate to cover fixed charges by $112 million, $1,491 million and $817 million, respectively.